United States Securities and Exchange Commission
Washington, D.C. 20429

Schedule 13D
Amendment #3
Under Section 13(d) of the
 Securities Exchange Act of 1934


Beverly National Corp.
240 Cabot Street
Beverly, MA 01915
(978) 922-2100
(Name, Address and Telephone Number of Issuing Bank)


Common Stock, $2.50 par value
(Title and Class of Securities)

088115100000
(CUSIP Number)


Joyce L. Robsham
P.O. Box 5183
Cochituate, MA 01778
(508) 358-7231
(Name, Address and Telephone Number of person authorized to receive notices and communications)


July 10,2000 through August 20,2002
(Dates and events which require filing of this statement)

















Item 1. Security and Bank
This statement relates to 37,390 shares of the Common
Stock (the "shares") of Beverly National Corp. (the
"Company").
The principal office of the company is located at 240
Cabot Street, Beverly, MA 01915


Item 2. Identity and Background
The person filing this Statement is Joyce L Robsham, current address is P.O. Box 5183, Cochituate, MA 01778, whose principle occupation is retired. During the past five years Joyce L. Robsham has not been convicted in a criminal proceeding, nor has she been party to a civil proceeding as a result of which Joyce L. Robsham was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities' laws or finding any violations with respect to such laws. Joyce L. Robsham is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration The aggregate amount of funds used by Joyce L. Robsham to purchase the 37,390 shares described in Item 1 was $580,225.68. All funds used to purchase such shares were obtained from personal funds and a margin account at Merrill Lynch held jointly with her husband, Einar Paul Robsham.


Item 4. Purpose of Transaction
The shares covered by this Statement were purchased for investment purposes. From time to time, additions may be made to this investment.


Item 5. Interest in the Securities of the Bank
a)	The Institution presently has outstanding
1,778,981 shares of Common Stock. At the time of the
last filing, the aggregate number of shares
beneficially owned by Joyce L. Robsham was 104,610,
constituting 6.63 % of the outstanding shares (based on
the most recently available filing of the Bank with the
FDIC).  On the date of this filing, the aggregate
number of shares beneficially owned by Joyce L. Robsham
is 142,000, which constitutes 7.98% of the outstanding.
b)  	All of the foregoing shares are held in a joint
brokerage account at Merrill Lynch and as a result
Joyce L Robsham shares voting and investment power with her husband Einar Paul Robsham.

c)	The following transactions affecting the purchase
of shares of Beverly National Corp. in the name of
Joyce L. Robsham has occurred:
Purchase of 1,500 shares @ 14.40 on 9/11/00
Purchase of 500 shares @ 14.26 on 9/12/00
Purchase of 1,200 shares @ 14.56 on 9/26/00
Purchase of 5,000 shares @ 15.63 on 12/26/00
Purchase of 1,000 shares @ 15.50 on 12/29/00
Purchase of 2,700 shares @ 15.56 on 1/12/01
Purchase of 1,490 shares @ 16.65 on 7/6/01
Purchase of 400 shares @ 20.64 on 5/20/02
Purchase of 600 shares @ 21.30 on 5/21/02
Purchase of 1,000 shares @ 21.42 on 5/22/02
Purchase of 1,000 shares @ 21.57 on 5/24/02
Purchase of 1,200 shares @ 22.01 on 5/28/02
Purchase of 1,900 shares @ 21.67 on 5/31/02
Purchase of 850 shares @ 21.36 on 6/3/02
Purchase of 400 shares @ 20.64 on 6/12/02
Purchase of 1,500 shares @ 20.56 on 6/13/02
Received stock dividend of 6,205 shares on 6/21/02
Purchase of 1,000 shares @ 21.39 on 6/21/02
Purchase of 500 shares @ 21.11 on 6/24/02
Purchase of 2,129 shares @ 20.56 on 6/27/02
Purchase of 2,000 shares @ 20.46 on 7/3/02
Purchase of 1,775 shares @ 20.26 on 8/6/02
Purchase of 1,541 shares @ 20.81 on 8/20/02
All trades were made through a broker at Merrill Lynch.
d)	No person other than Joyce L Robsham and Einar
Paul Robsham are known to have the right to receive, the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 6. Contacts, Arrangements, Understandings or
Relationships with Respect to Securities of the Bank
There are no contacts, arrangements, understandings or relationships (legal or otherwise) with the person named in
Item 2 and the Bank.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this Statement is true and correct.

Date: 9/10/02
Signature: Joyce L. Robsham
Name: Joyce L. Robsham